CUSIP No. - 45068B109

1)NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Lazard Freres & Co. LLC

2)CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐ (b) ☐

3)SEC USE ONLY

4)CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)SOLE VOTING POWER

1,605,205

6)SHARED VOTING POWER

None

7)SOLE DISPOSITIVE POWER

1,902,650

8)SHARED DISPOSITIVE POWER

None

9)AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,902,650

10)CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES☐

11)PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.96%

12)TYPE OF REPORTING PERSON

IA

Schedule 13G/A

Item 1(a).Name of Issuer:

ITT Educational Services Inc

Item 1(b).Address of Issuer's Principal Executive Offices:

5975 Castle Creek Pkwy North Drive P.O. Box 50466

Indianapolis, IN 46250

Item 2(a).Name of Person Filing:

Lazard Freres & Co. LLC

Item 2(b).Address of Principal Business Office or, if None, Residence:

30 Rockefeller Plaza

New York, New York 10020

Item 2(c).Citizenship:

New York Limited Liability Company

Item 2(d).Title of Class of Securities: Common Stock

Item 2(e).CUSIP Number: 45068B109

Item 3.If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

☐ (a) Broker or Dealer Registered Under Section 15 of the Act
    (e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

Item 4.Ownership.

(a) Amount beneficially owned: 1,902,650

(b)percent of class: 7.96%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote1,605,205

(ii) Shared power to vote or to direct the vote: None

(iii) Sole power to dispose or to direct the disposition of: 1,902,650

(iv) Shared power to dispose or to direct the disposition of : None

Item 5.Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.Ownership of More than Five Percent on Behalf of Another Person.

Clients of the Reporting Person have the right to receive dividends and proceeds of sale of the securities reported on this Schedule. To the knowledge of the Reporting Person, no such person has an interest relating to more than five percent of the class of such securities.

Item 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable

Item 8.Identification and Classification of Members of the Group.

Not applicable

Item 9.Notice of Dissolution of Group.

Not applicable

Item 10.Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:February ,2001

Donald E. Klein

Senior Vice President